UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                              (Amendment No. 1)*


                           Metrocall Holdings, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


              Series A Preferred Stock, $0.01 par value per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  59164X 20 4
           -----------------------------------------------------------
                                (CUSIP Number)


                               February 5, 2004
           -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

  Rule 13d-1(b)
  Rule 13d-1(c)
  Rule 13d-1(d)
-----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------                         -----------------
CUSIP No. 59164X 20 4                                          Page 2 of 6
-------------------------------------                         -----------------

------- ---------------------------------------------------------------------
1.       Name of Reporting Person:
         I.R.S. Identification Nos. of above persons (entities only):


         Toronto Dominion (Texas) LLC, formerly known as Toronto Dominion (Texas), Inc.
-------  ----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group                (a)/ /
                                                                         (b)/ /

-------  ----------------------------------------------------------------------
3.       SEC Use Only
-------  ----------------------------------------------------------------------

4.       Citizenship or Place of Organization:


         Delaware

-------  ----------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  None
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

                            ---------------------------------------------------
                            6.     Shared Voting Power:  None


                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  None


                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  None

-------  ----------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:  None

-------  ----------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)
                                                                            / /
-------  ----------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9): 0% of the Shares of Series A Preferred Stock
-------  ----------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions):  CO
-------  ----------------------------------------------------------------------

Item 1.

      (a)  Name of Issuer:

             Metrocall Holdings, Inc.

      (b)  Address of Issuer's Principal Executive Offices

             6677 Richmond Highway, Alexandria Virginia 22306

Item 2.

      (a)  Name of Person Filing:

             Toronto Dominion (Texas) LLC, formerly known as Toronto Dominion (Texas), Inc.

      (b)  Address of Principal Business Office or, if none, Residence:

             909 Fannin Street Suite 1700, Houston, Texas 77010

      (c)  Citizenship

             Delaware

      (d)  Title of Class of Securities

             Series A Preferred Stock, $0.01 par value per share

      (e)  CUSIP Number

             59164X 20 4

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             Not applicable.

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)  Amount beneficially owned:

             None

      (b)  Percent of class:

             None

      (c)  Number of shares as to which the person has:

           (i) Sole power to vote or to direct the vote:

               None

          (ii) Shared power to vote or to direct the vote:

               None

         (iii) Sole power to dispose or to direct the disposition of:

               None

          (iv) Shared power to dispose or to direct the disposition of:

               None

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.    Identification and Classification of Members of the Group.

               Not applicable.

Item 9.    Notice of Dissolution of Group.

               Not applicable.

Item 10.   Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: February 14, 2005            Toronto Dominion (Texas) LLC



                                             /s/ NADINE EIDE
                                             ----------------------------------
                                             Name:  Nadine Eide
                                             Title:    Secretary





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